Exhibit 21

Subsidiaries of American Realty Capital Daily Net Asset Value Trust, Inc.

Name	Jurisdiction of Formation/Incorporation
American Realty Capital Operating Partnership II, LP	MD
ARCDV FDGTRMS1, LLC	DE
ARCDV FDWVLMS1, LLC	DE
ARCDV DGATNIL001, LLC	DE
ARCDV FDKNSOK001, LLC	DE
ARC FECHLNY001, LLC	DE
ARC CKPNXAZ001, LLC	DE
ARC DGCRLIA001,LLC	DE
ARC DGTMLTX001, LLC	DE